File No. 812-13791

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FOURTH AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

_________________________________________
TIAA-CREF LIFE INSURANCE COMPANY

TIAA-CREF Life Separate Account VA-1
TIAA-CREF Life Separate Account VLI-1

730 Third Avenue
New York, New York  10017-3206
__________________________________________________

Please Direct Any Communications, Notice and Order To:

Ken Reitz, Associate General Counsel
TIAA-CREF Life Insurance Company
8500 Andrew Carnegie Boulevard
Charlotte, North Carolina  28262-8500

May 6, 2011

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

______________________________
In the Matter of:
TIAA-CREF LIFE INSURANCE COMPANY

TIAA-CREF LIFE SEPARATE ACCOUNT VA-1

TIAA-CREF LIFE SEPARATE ACCOUNT VLI-1

*

Investment Company Act of 1940
File No. 812-13791
______________________________

FOURTH AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

TIAA-CREF Life Insurance Company (“TC LIFE”), TIAA-CREF Life Separate Account VA-1 (“Separate Account VA-1”), and TIAA-CREF Life Separate Account VLI-1 (“Separate Account VLI-1”) (except for TC LIFE, each a “separate account” as defined in Section 2(a)(37) of the Investment Company Act of 1940, as amended (the “1940 Act”); the separate accounts are collectively referred to herein as the “Separate Accounts”) (all foregoing parties collectively referred to herein as the “Applicants’) submit this fourth amended and restated application (the “Application”) to request that the Securities and Exchange Commission (the “Commission”) issue an order pursuant to Section 26(c) of the 1940 Act approving the substitution of shares of a certain investment portfolio (the “Substituted Portfolio”) of the Credit Suisse Trust with shares of a certain investment portfolio (the “Replacement Portfolio”) of The Prudential Series Fund,

 under certain variable life insurance policies and variable annuity contracts (the “Contracts”), each issued through a Separate Account, as follows:
Substituted Portfolio	Replacement Portfolio
Commodity Return Strategy Portfolio of the Credit Suisse Trust	Class II Shares of the Natural Resources Portfolio of The Prudential Series Fund

The foregoing transaction shall be referred to as the “Substitution.”
I.	DESCRIPTION OF THE COMPANY, THE SEPARATE ACCOUNTS, AND THE CONTRACTS
A.	TC LIFE
TC LIFE is a stock life insurance company organized under the laws of the State of New York on November 20, 1996.  TC LIFE’s executive office mailing address is 730 Third Avenue, New York, New York 10017.
All of the stock of TC LIFE is held by Teachers Insurance and Annuity Association of America (“TIAA”).  TIAA is a stock life insurance company, organized under the laws of the State of New York.  It was founded on March 4, 1918, by the Carnegie Foundation for the Advancement of Teaching.  TIAA is the companion organization of the College Retirement Equities Fund (“CREF”), the first company in the United States to issue a variable annuity.  CREF is a nonprofit membership corporation established in the State of New York in 1952.  Together, TIAA and CREF, serving approximately 3.6 million people, form the principal retirement system for the nation’s education and research communities and one of the largest retirement systems in the world, based on assets under management.
For purposes of the 1940 Act, TC LIFE is the depositor and sponsor of Separate Account VA-1 and Separate Account VLI-1 as those terms have been interpreted by the Commission with respect to variable annuity and variable life insurance separate accounts.

B.	Separate Account VA-1 and Contracts Issued Through Separate Account VA-1

TC LIFE established Separate Account VA-1 under New York state law on July 27, 1998.  Separate Account VA-1 meets the definition of a “separate account” under the federal securities laws and is registered with the Commission under the 1940 Act as a unit investment trust (File No. 811-08963).1  Separate Account VA-1 consists of 47 subaccounts, each investing in a different investment portfolio and including subaccounts investing in both the Substituted Portfolio and Replacement Portfolio.2  The subaccount investing in the Substituted Portfolio, along with subaccounts investing in two other Credit Suisse portfolios available through Separate Account VA-1, were closed to additional payments and transfers of contract value on April 12, 2010.  The assets of Separate Account VA-1

1  Pursuant to Rule 0-4 under the 1940 Act, this file and other files cited herein are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.

2 The subaccounts available in Separate Account VA-1 and Separate Account VLI-1 are:

TIAA-CREF Life Bond Fund
TIAA-CREF Life Growth Equity Fund
TIAA-CREF Life Growth & Income Fund
TIAA-CREF Life International Equity Fund
TIAA-CREF Life Large-Cap Value Fund
TIAA-CREF Life Money Market Fund
TIAA-CREF Life Real Estate Securities Fund
TIAA-CREF Life Small-Cap Equity Fund
TIAA-CREF Life Social Choice Equity Fund
TIAA-CREF Life Stock Index Fund
Calamos Growth and Income Portfolio
Credit Suisse Trust—Commodity Return Strategy Portfolio
Credit Suisse Trust—International Equity Flex II Portfolio
Credit Suisse Trust—U.S. Equity Flex I Portfolio
Delaware VIP Diversified Income Series—Standard Class
Delaware VIP International Value Equity Series—Standard Class
Delaware VIP Small Cap Value Series—Standard Class
Franklin Income Securities Fund—Class 1
Franklin Small-Mid Cap Growth Securities Fund—Class 1
Mutual Shares Securities Fund—Class 1
Templeton Developing Markets Securities Fund—Class 1
ING Clarion Global Real Estate Portfolio—Class I
Janus Aspen Forty Portfolio—Institutional Shares
Janus Aspen Overseas Portfolio—Institutional Shares
Janus Aspen Perkins Mid Cap Value Portfolio—Institutional Shares

Legg Mason ClearBridge Variable Aggressive Growth Portfolio—Class I
Legg Mason Western Asset Variable Global High Yield Bond Portfolio—Class I
Legg Mason ClearBridge Variable Small Cap Growth Portfolio—Class I
MFS Growth Series—Initial Class
MFS Global Equity Series—Initial Class
MFS Investors Growth Stock Series—Initial Class
MFS Utilities Series—Initial Class
Neuberger Berman Advisers Management Trust Partners Portfolio—I Class
Neuberger Berman Advisers Management Trust Regency Portfolio—I Class
PIMCO VIT All Asset Portfolio—Institutional Class
PIMCO VIT Global Bond Portfolio (Unhedged)—Institutional Class
PIMCO VIT Real Return Portfolio—Institutional Class
PVC Equity Income Account—Class 1
PVC MidCap Stock Account—Class 1
Prudential Series Fund—Jennison 20/20 Focus Portfolio—Class II
Prudential Series Fund—Natural Resources Portfolio—Class II
Prudential Series Fund—Value Portfolio—Class II
Royce Capital Fund Micro-Cap Portfolio—Investment Class
Royce Capital Fund Small-Cap Portfolio—Investment Class
Wanger International
Wanger Select
Wanger USA

 support Contracts (the “Separate Account VA-1 Contracts”) that offer the Substituted Portfolio and the Replacement Portfolio as investment options, and interests in Separate Account VA-1 offered through such Contracts have been registered under the Securities Act of 1933 Act (the “1933 Act”) on Form N-4 (File No. 333-145064).  Other than the subaccounts investing in the Substituted Portfolio and the two other Credit Suisse portfolios, all of the Separate Account VA-1 subaccounts are currently available under the Separate Account VA-1 Contracts.
TC LIFE is the legal owner of the assets in Separate Account VA-1.  The assets of Separate Account VA-1 equal to the reserves and contract liabilities of Separate Account VA-1 are not charged with liabilities that arise from any other business TC LIFE may conduct.  Separate Account VA-1 is segmented into subaccounts.  All income, gains and losses, whether or not realized, of a subaccount are credited to or charged against that subaccount without regard to other income, gains or losses of TC LIFE.
The terms and conditions, including charges and expenses, applicable to the Separate Account VA-1 Contracts are described in the registration statement relating to such Contracts.  Pursuant to the Separate Account VA-1 Contracts, TC LIFE reserves the right to substitute shares of one portfolio for shares of another.  The following Contract provision that appears in the Separate Account VA-1 Contracts reserves this right to substitute:

Change or Substitution of Funds
We may, as permitted by applicable law, change or substitute the funds whose shares are held by the investment accounts. Any such changes will be effected only after obtaining the approval of the New York Insurance Department.

In the prospectus for the Separate Account VA-1 Contracts, TC LIFE also reserves the right to substitute shares of one portfolio for shares of another.  The following is the prospectus disclosure reserving this right to substitute that appears in the prospectus for the Separate Account VA-1 Contracts:
Changes to the Separate Account
Where permitted by applicable law, we reserve the right to take certain actions that we deem necessary to serve your best interests and appropriate to carry out the purposes of this Contract. When required by law, we will obtain approval by you, the Securities and Exchange Commission, and/or any appropriate regulatory authority. The actions that we may take include:…substituting, for the Portfolio shares held in any Investment Account, the shares of another class issued by the Portfolio, or the shares of another investment company or any other investment permitted by law….

The terms of the Separate Account VA-1 Contracts and the prospectus for the Separate Account VA-1 Contracts also permit Contract owners to transfer contract value among the subaccounts.  TC LIFE does not assess a transfer charge or limit the number of transfers permitted per year, although TC LIFE does have in place market timing policies and procedures that may operate to limit transfers.
C.	Separate Account VLI-1 and Contracts Issued Through Separate Account VLI-1
TC LIFE established Separate Account VLI-1 under New York state law on May 23, 2001.  Separate Account VLI-1 meets the definition of a “separate account” under the federal securities laws and is registered with the Commission under the 1940 Act as a unit investment trust (File No. 811-10393).  Separate Account VLI-1 consists of 47 subaccounts, each investing in a different investment portfolio and including subaccounts investing in both the Substituted Portfolio and the Replacement Portfolio.  The subaccount investing in the Substituted Portfolio, along with subaccounts investing in two other Credit Suisse portfolios available through Separate Account VLI-1, were closed to additional payments and transfers of contract value on April 12, 2010.  The assets of Separate Account VLI-1 support Contracts (the “Separate Account VLI-1 Contracts”) that offer the Substituted Portfolio and the Replacement Portfolio as investment options, and interests in Separate Account VLI-1 offered through such Contracts have been registered under the 1933 Act on Form N-6 (File Nos. 333-128699 and 333-151910).  Other than the subaccounts investing in the Substituted Portfolio and the two other Credit Suisse portfolios, all of the Separate Account VLI-1 subaccounts are currently available under the Separate Account VLI-1 Contracts.
TC LIFE is the legal owner of the assets in Separate Account VLI-1.  Assets equal to the reserves and contract liabilities of Separate Account VLI-1 are not charged with liabilities that arise from any other business TC LIFE may conduct.  Separate Account VLI-1 is segmented into subaccounts.  All income, gains and losses, whether or not realized, of a subaccount are credited to or charged against that subaccount without regard to other income, gains or losses of TC LIFE.
The terms and conditions, including charges and expenses, applicable to the Separate Account VLI-1 Contracts are described in the registration statements relating to such Contracts.  Pursuant to the Separate Account VLI-1 Contracts, TC LIFE reserves the right to substitute shares of one portfolio for shares of another.  The following Contract provision that appears in the Separate Account VLI-1 Contracts reserves this right to substitute:

About the separate account
If we believe it is in your best interests and it is appropriate for the purposes of this policy, we can take certain actions. We will give you notice if it is needed, and we will get approval from you, the SEC or any other regulatory authority when needed by law. Here is what we can do:….substitute a portfolio’s shares held in an investment account with another class of shares issued by the portfolio, or with shares of another investment company or any other investment allowed by law….

In the prospectuses for the Separate Account VLI-1 Contracts, TC LIFE also reserves the right to substitute shares of one portfolio for shares of another.  The following is the prospectus disclosure reserving this right to substitute that appears in each prospectus for the Separate Account VLI-1 Contracts:
Changes to the Separate Account
Where permitted by applicable law, we reserve the right to take certain actions that we deem necessary to serve your best interests and appropriate to carry out the purposes of this Policy. When required by law, we will obtain approval by you, the SEC, and/or any appropriate regulatory authority. The actions that we may take include:…substituting, for the Portfolio shares held in any Investment Account, the shares of another class issued by the Portfolio, or the shares of another investment company or series thereof or any other investment permitted by law….

The terms of the Separate Account VLI-1 Contracts and the prospectuses for the Separate Account VLI-1 Contracts also permit Contract owners to transfer contract value among the subaccounts.  TC LIFE currently does not assess a transfer charge or limit the number of transfers permitted per year, although TC LIFE does reserve the right to deduct a $25 charge for the thirteenth and each additional transfer during a policy year.  Transfers due to dollar cost averaging, automatic account rebalancing, loans, changes in a subaccount’s investment policy, or the initial reallocation from a money market subaccount do not count as transfers for the purpose of assessing the transfer charge.  Contract owners also must transfer at least $250, or the total value in the allocation option being transferred, if less.  TC LIFE also has in place market timing policies and procedures that may operate to limit transfers.  TC LIFE also imposes restrictions on transfers from the fixed account, where such transfers in any policy year cannot exceed the greater of:  (a) 25% of the current balance in the fixed account; or (b) the amount transferred from the fixed account in the immediately preceding policy year.
D.	Distribution of the Contracts
Teachers Personal Investors Services, Inc. (“TPIS”) serves as principal underwriter for the Contracts.  TPIS is a subsidiary of TIAA, is registered as a broker-dealer under the Securities Exchange Act of 1934 (the “1934 Act”), and is a member of the Financial Industry Regulatory Authority, Inc.  TPIS may enter into selling agreements with other broker-dealers registered under the 1934 Act whose representatives are authorized by applicable law to sell the Contracts.  The principal business address of TPIS is 730 Third Avenue, New York, New York 10017-3206.
II.	THE PORTFOLIOS
Neither the Substituted Portfolio nor the Replacement Portfolio nor their investment advisers are affiliated with the Applicants.
A.	Credit Suisse Trust
Credit Suisse Trust was organized on March 15, 1995 under the laws of the Commonwealth of Massachusetts as a Massachusetts business trust.  It is registered under the 1940 Act as a open-end management investment company (File No. 811-07261).  Credit Suisse Trust currently consists of three portfolios, one of which - the Commodity Return Strategy Portfolio - would be involved in the proposed Substitution.  The Credit Suisse Trust issues a separate series of shares of beneficial interest in connection with each portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 33-58125).

Credit Suisse Asset Management, LLC (“Credit Suisse Management”) serves as the investment adviser to each portfolio of the Credit Suisse Trust.  Credit Suisse Management receives an investment management fee from each portfolio it manages.  Credit Suisse Management is a registered investment adviser, and its principal business address is 11 Madison Avenue, New York, New York 10010.  (The current prospectus for the Commodity Return Strategy Portfolio will be provided on request.)
B.	The Prudential Series Fund
The Prudential Series Fund, Inc. was incorporated under Maryland law on November 15, 1982.  The Prudential Series Fund, Inc. was reorganized into The Prudential Series Fund as of January 2, 2006.  The Prudential Series Fund was organized as a Delaware statutory trust under Delaware law on September 9, 2005.  The Prudential Series Fund is registered under the 1940 Act as an open-end management investment company (File No. 811-03623).  The Prudential Series Fund currently consists of 19 separate portfolios, one of which – the Natural Resources Portfolio – would be involved in the proposed Substitution.  The Prudential Series Fund issues a separate series of shares of beneficial interest in connection with each portfolio and has registered such shares under the 1933 Act on Form N-1A (File No. 2-80896).
Prudential Investments LLC (“P.I.”), a wholly-owned subsidiary of Prudential Financial, Inc., serves as the investment adviser to each portfolio of The Prudential Series Fund and receives an investment management fee from each portfolio it manages.  P.I. is a registered investment adviser, and its principal business address is Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102.  Jennison Associates LLC (“Jennison”) is the subadviser for the Natural Resources Portfolio and is an indirect, wholly-owned subsidiary of Prudential Financial, Inc.  Jennison is a registered investment adviser, and its principal business address is 466 Lexington Avenue, New York, New York 10017.  (The current prospectus for the Natural Resources Portfolio will be provided on request.)

Prudential Mutual Fund Management, Inc. (“PMFM”), the former investment adviser to funds sponsored by Prudential Financial, Inc. and its affiliates, obtained an order from the Commission pursuant to Section 6(c) of the 1940 Act exempting it from Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act, with respect to subadvisory agreements (the “Manager of Managers Order”).3  The Manager of Managers Order applies not only to the specific applicants but also to any future open-end management investment company advised by PMFM or a person controlling, controlled by, or under common control with PMFM, provided that such investment company operates in substantially the same manner as the applicant investment company and complies with the condition of the Manager of Managers Order.    More particularly, the Manager of Managers Order permits P.I. to enter into and materially amend investment subadvisory agreements with respect to The Prudential Series Fund without obtaining shareholder approval.  The relief granted in the Manager of Managers Order extends to the Natural Resources Portfolio.  The prospectus and/or statement of additional information for the Natural Resources Portfolio contains disclosure: (1) describing the existence, substance, and effect of the Manager of Managers Order; (2) holding the Natural Resources Portfolio out to the public as employing the management structure described in the application for the Manager of Managers Order; and (3) explaining that the Natural Resources Portfolio’s investment adviser has the ultimate responsibility to oversee the subadviser and recommend its hiring, termination, and replacement.

 3  The Target Portfolio Trust and Prudential Mutual Fund Management, Inc., 1940 Act Rel. No. 22215 (Sept. 11, 1996) (Order), File No. 812-10208.

  A prospectus for the Natural Resources Portfolio has been or will be provided to each Contract owner prior to or at the time of the Substitution, and the statement of additional information is available upon request.
C.	Investment Objectives
The following charts set out the investment objective of the Substituted Portfolio and the Replacement Portfolio, as stated in their respective prospectuses dated May 1, 2011.
SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO
Credit Suisse Trust Commodity Return Strategy Portfolio Investment Objective Seeks total return relative to the performance of the Dow Jones-UBS Commodity Index Total Return (“DJ-UBS Index”).	Prudential Series Fund Natural Resources Portfolio (Class II Shares) Investment Objective Seeks long-term growth of capital.

D.	Principal Investment Strategies

The following information sets out the current principal investment strategies of the Substituted Portfolio and the Replacement Portfolio, as stated in their respective prospectuses and/or Statements of Additional Information (“SAI”) dated May 1, 2011.
SUBSTITUTED PORTFOLIO	REPLACEMENT PORTFOLIO
Credit Suisse Trust Commodity Return Strategy Portfolio
Principal Investment Strategies
The Portfolio is designed to achieve positive total return relative to the performance of the Dow Jones-UBS Commodity Index Total Return (“DJ-UBS Index”).  The Portfolio intends to invest its assets in a combination of commodity-linked derivative instruments and fixed income securities.  The Portfolio gains exposure to commodities markets by investing in structured notes whose principal and/or coupon payments are linked to the DJ-UBS Index.
The Portfolio may invest up to 25% of its total assets in a wholly owned subsidiary of the Portfolio formed in the Cayman Islands (the “Subsidiary”), which has the same investment objective as the Portfolio and has a strategy of investing in commodity-linked swap agreements and other commodity-linked derivative instruments, futures contracts on individual commodities, or a subset of commodities and options on commodities.
The Portfolio invests in a portfolio of fixed income securities normally having an average duration of one year or less, and emphasizes investment-grade fixed income securities.4
The Portfolio is a non-diversified mutual fund portfolio, meaning the Portfolio may invest a relatively high percentage of its assets in a small number of issuers.5

Prudential Series Fund Natural Resources Portfolio (Class II Shares)
Principal Investment Strategies
The Portfolio normally invests at least 80% of its net assets (plus any borrowings made for investment purposes) in common stocks and convertible securities of natural resource companies and securities that are related to the market value of some natural resource.
Natural resource companies are companies that primarily own, explore, mine, process or otherwise develop natural resources, or supply goods and services to such companies.  Natural resources generally include agricultural commodities, precious metals, such as gold, silver and platinum, ferrous and nonferrous metals, such as iron, aluminum and copper, strategic metals such as uranium and titanium, hydrocarbons such as coal and oil, timberland and undeveloped real property.
The Portfolio seeks securities with an attractive combination of valuation versus peers, organic reserve and production growth, and competitive unit cost structure.
Up to 20% of the Portfolio’s total assets may be invested in securities that are not asset-indexed or natural resource-related, including common stock, convertible stock, debt securities and money market instruments.
Up to 50% of the Portfolio’s total assets may be invested in foreign equity and equity-related securities.
The Portfolio may also pursue the following types of investment strategies and/or invest in the following types of securities: (i) alternative investment strategies—including derivatives—to try and improve the Portfolio’s returns, to protect its assets or for short-term cash management.  Derivatives includes options, futures contracts, swaps and swap options; (ii) forward foreign currency exchange contracts; (iii) purchase securities on a when-issued or delayed delivery basis; (iv) short sales against-the-box; (v) repurchase agreements.  The Portfolio may participate with certain other portfolios of the Fund in a joint repurchase account under an order obtained from the SEC; and (vi) illiquid securities.
Under normal circumstances, the Portfolio may invest up to 20% of its net assets in money market instruments.
The Portfolio is a non-diversified mutual fund portfolio, meaning the Portfolio may invest a relatively high percentage of its assets in a small number of issuers.6  The Portfolio will concentrate its investments (i.e., will invest at least 25% of its assets under normal circumstance) in securities of companies in the natural resources group of industries.

4  While not identified as a principal investment strategy in the prospectus, the Portfolio also may invest without limit in U.S. dollar-denominated foreign securities and may invest up to 30% of its assets in non-U.S. dollar denominated securities.

5 The Commodity Return Strategy Portfolio’s investments will be limited, however, in order to qualify as a “regulated investment company” for purposes of the Internal Revenue Code.  The Portfolio has obtained a private letter ruling from the Internal Revenue Service confirming that the income produced by certain types of commodity-index linked structured notes constitutes qualifying income for purposes of qualifying as a “regulated investment company.”  To qualify, the Portfolio complies with certain requirements, including limiting its investments so that at the close of each quarter of the taxable year (i) not more than 25% of the market value of its total assets are invested in the securities of a single issuer, and (ii) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets are invested in the securities of a single issuer and the portfolio does not own more than 10% of the outstanding voting securities of a single issuer.

6 The Natural Resources Portfolio may not purchase any security (other than obligations of the U.S. government, its agencies or instrumentalities) if, as a result of such purchase, 25% or more of the Portfolio’s total assets (determined at the time of investment) would be invested in any one industry; provided, however, that the Portfolio will concentrate its investment in securities of companies in the natural resources group of industries.

E.	Principal Investment Risks

The following sets out the principal investment risks of the Substituted Portfolio and the Replacement Portfolio, as stated in their respective prospectuses and/or SAIs dated May 1, 2011.
1.	Commodity Return Strategy Portfolio of the Credit Suisse Trust
The Commodity Return Strategy Portfolio is subject to the following principal investment risks:
Commodity Risk. The Portfolio’s investment in commodity-linked derivative instruments may subject the Portfolio to greater volatility than investments in traditional securities, particularly if the instruments involve leverage.  The value of commodity-linked derivative instruments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs, and international economic, political, and regulatory developments.  Use of leveraged commodity-linked derivatives creates an opportunity for increased return but, at the same time, creates the possibility for greater loss (including the likelihood of greater volatility of the portfolio’s net asset value), and there can be no assurance that the portfolio’s use of leverage will be successful.

Correlation Risk.  Changes in the value of a hedging instrument may not match those of the investment being hedged.  In addition, commodity-linked structured notes may be structured in a way that results in the portfolio’s performance diverging from the DJ-UBS Index, perhaps materially.  For example, a note can be structured to limit the loss or the gain on the investment, which would result in the portfolio not participating in declines or increases in the DJ-UBS Index that exceed the limits.
Credit Risk.  The issuer of a security or the counterparty to a contract, including derivatives contracts, may default or otherwise become unable to honor a financial obligation.
Derivatives Risk. Derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate, or index.  The Portfolio typically uses derivatives as a substitute for taking a position in the underlying asset and/or as part of a strategy designed to reduce exposure to other risks, such as interest rate or currency risk.  The Portfolio may also use derivatives for leverage.  The Portfolio’s use of derivative instruments, particularly commodity-linked derivatives, involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments.  Derivatives are subject to a number or risks, such as commodity risk, correlation risk, liquidity risk, interest-rate risk, market risk, and credit risk.  Also, suitable derivative transactions may not be available in all circumstances and there can be no assurance that the portfolio will engage in these transactions to reduce exposure to other risks that would be beneficial.
Exposure Risk. There is a risk associated with investments (such as derivatives) or practices (such as short selling) that increase the amount of money the portfolio could gain or lose on an investment.  Exposure risk could multiply losses generated by a derivative or practice used for hedging purposes.

  Such losses should be substantially offset by gains on the hedged investment.  However, while hedging can reduce or eliminate losses, it can also reduce or eliminate gains.  To the extent that a derivative or practice is not used as a hedge, the Portfolio is directly exposed to its risks.  Gains or losses from speculative positions in a derivative may be much greater than the derivative’s original cost.  For example, potential losses from writing uncovered call options and from speculative short sales are unlimited.
Extension Risk.  An unexpected rise in interest rates may extend the life of a fixed income security beyond the expected payment time, typically reducing the security’s value.
Focus Risk.  The Portfolio will be exposed to the performance of commodities in the DJ-UBS Index, which may from time to time have a small number of commodity sectors (e.g., energy, metals or agricultural) representing a large portion of the index.  As a result, the Portfolio may be subject to greater volatility than if the index were more broadly diversified among commodity sectors.
Interest Rate Risk. Changes in interest rates may cause a decline in the market value of an investment.  With bonds and other fixed-income securities, a rise in interest rates typically causes a fall in values, while a fall in interest rates typically causes a risk in values.
Liquidity Risk. Certain portfolio securities, such as commodity-linked notes and swaps, may be difficult or impossible to sell at the time and the price that the Portfolio would like.  The Portfolio may have to lower the price, sell other securities instead, or forgo an investment opportunity.  Any of these could have a negative effect on portfolio management or performance.
Market Risk. The market value of a security may fluctuate, sometimes rapidly and unpredictably.  These fluctuations, which are often referred to as “volatility,” may cause a security to be worth less than it was worth at an earlier time.  Market risk may affect a single issuer, industry, commodity, sector of the economy, or the market as a whole.  Market risk is common to most investments, including: stocks, bonds and commodities, and the mutual funds that invest in them.
Non-diversified Status. The Portfolio is considered a non-diversified investment company under the 1940 Act and is permitted to invest a greater proportion of its assets in the securities of a smaller number of issuers.  As a result, the portfolio may be subject to greater volatility with respect to its portfolio securities than a fund that is diversified.
Subsidiary Risk. By investing in the Credit Suisse Cayman Commodity Fund II, Ltd.(the “Subsidiary”), the Portfolio is indirectly exposed to the risks associated with the Subsidiary’s investments.  The derivatives and other investments held by the Subsidiary are generally similar to those that are permitted to be held by the Portfolio and are subject to the same risks that apply to similar investments if held directly by the Portfolio.  There can be no assurance that the investment objective of the Subsidiary will be achieved.  The Subsidiary is not registered under the 1940 Act and is not subject to all the investor protections of the 1940 Act.  However, the Portfolio wholly owns and controls the Subsidiary, and the Portfolio and the Subsidiary are both managed by Credit Suisse Asset Management, LLC, making it unlikely that the Subsidiary will take action contrary to the risks of the Portfolio and its shareholders.  Changes in the laws of the United States and/or the Cayman Islands could result in the inability of the Portfolio and/or the Subsidiary to operate as it does currently and could adversely affect the Portfolio.
Tax Risk.  Any income the Portfolio derives from direct investments in commodity-linked swaps or certain other commodity-linked derivatives must be limited to a maximum of 10% of the portfolio’s gross income in order for the portfolio to maintain its pass through tax status.  The Portfolio has obtained a private letter ruling from the Internal Revenue Service (the “IRS”) confirming that the income produced by certain types of structured notes constitutes “qualifying income” under the Internal Revenue Code.  In addition, the IRS has issued a private letter ruling to the Portfolio confirming that income derived from the Portfolio’s investment in its Subsidiary will also constitute qualifying income to the Portfolio.  Based on such rulings, the Portfolio seeks to gain exposure to the commodity markets primarily through investments in commodity index-linked notes and, through investments in the Subsidiary, commodity-linked swaps and commodity futures.
Portfolio Turnover Risk.  Active and frequent trading increases transaction costs, which could detract from the portfolio’s performance.
CFTC Regulatory Risk.  Regulatory changes could adversely affect the portfolio by limiting its trading activities in futures and increasing Fund expenses.  On February 11, 2011, the Commodity Futures Trading Commission (“CFTC”) published a rule proposal that would limit the Fund’s ability to use futures in reliance on certain CFTC exemptions.  If the new rule is adopted as proposed, the amended CFTC exemption would limit the portfolio’s use of futures to (i) bona fide hedging transactions, as defined by the CFTC, and (ii) speculative transactions, provided that the speculative positions do not exceed 5% of the liquidation value of the portfolio.  If the portfolio could not satisfy the requirements for the amended exemption, the disclosure and operations of the portfolio would need to comply with all applicable regulations governing commodity pools.  Other potentially adverse regulatory initiatives could develop.

2.	Natural Resources Portfolio (Class II Shares) of The Prudential Series Fund

The Natural Resources Portfolio is subject to the following principal investment risks:
Derivatives Risk. The use of derivatives involves a variety of risks.  There is a risk that the counterparty on a derivative transaction will be unable to honor its financial obligation to the Portfolio.  Certain derivatives and related trading strategies create debt obligations similar to borrowings and, therefore, create leverage which can result in losses to a Portfolio that exceed the amount the Portfolio originally invested.  Certain exchange-traded derivatives may be difficult or impossible to buy or sell at the time that the seller would like or at the price that the seller believes the derivative is currently worth.  Privately negotiated derivatives may be difficult to terminate or otherwise offset.  Derivatives used for hedging may reduce losses but also reduce or eliminate gains and cause losses if the market moves in a manner different from that anticipated by the Portfolio.  Furthermore, commodity-linked derivative instruments may be more volatile than the prices of investments in traditional equity and debt securities.
Equity Securities Risk.  There is a risk that the value or price of a particular stock or other equity or equity-related security owned by the Portfolio could go down.  In addition to an individual stock losing value, the value of the equity markets or a sector of those markets in which the Portfolio invests could go down.
Expense Risk.  The actual cost of investing in the Portfolio may be higher than the expenses shown in the Annual Portfolio Operating Expenses.
Foreign Investment Risk.  Investment in foreign securities generally involves more risk than investing in securities of U.S. issuers.  Changes in currency exchange rates may affect the value of foreign securities held by the Portfolio.  Securities of issuers located in emerging markets tend to have volatile prices and may be less liquid than investments in more established markets.  Moreover, foreign markets generally are more volatile than U.S. markets, are not subject to regulatory requirements comparable to those in the U.S., and are subject to differing custody and settlement practices.  Foreign financial reporting standards usually differ from those in the U.S., and foreign exchanges are smaller and less liquid than the U.S. market.  Political developments may adversely affect the value of a Portfolio’s foreign securities, and foreign holdings may be subject to special taxation and limitations on repatriating investment proceeds.
Industry/sector Risk.  A portfolio that invests in a single market sector or industry can accumulate larger positions in a single issuer or an industry sector.  As a result, the Portfolio’s performance may be tied more directly to the success or failure of a small group of portfolio holdings.
Liquidity and Valuation Risk. From time to time, the Portfolio may hold one ore more securities for which there are no or few buyers and sellers or which are subject to limitations on transfer.  The Portfolio also may have difficulty disposing of those securities at the values determined by the Portfolio for the purpose of determining the Portfolio’s net asset value, especially during periods of significant net redemptions of Portfolio shares.
Market and Management Risk.  Markets in which the Portfolio invests may experience volatility and go down in value, and possibly sharply and unpredictably.  All decisions by an adviser require judgment and are based on imperfect information.  Additionally, the investment techniques, risk analysis and investment strategies used by an adviser in making investment decisions for the Portfolio may not produce the desired results.

Non-diversification Risk.  As a non-diversified portfolio, the Portfolio may hold larger positions in single issuers than a diversified fund.  Because the Portfolio is not required to meet diversification requirements that are applicable to some funds, there is an increased risk that the Portfolio may be adversely affected by the performance of relatively few securities or the securities of a single issuer.
F.	Fees and Expenses
The following charts compare the investment management fees and total operating expenses (before and after any waivers and reimbursements) for the year ended December 31, 2010, expressed as an annual percentage of average daily net assets, of the Substituted Portfolio and the Replacement Portfolio.
	Substituted Portfolio	Replacement Portfolio
	Credit Suisse Trust Commodity Return Strategy Portfolio	Prudential Series Fund Natural Resources Portfolio (Class II)
Investment Management Fees	0.50%7	0.45%
Distribution and Service (12b-1) Fee	0.25%	0.25%
Administration Fees	None	0.15%
Other Expenses	0.34%	0.05%
Total Operating Expenses	1.09%	0.90%
Less Expense Waivers and Reimbursements	N/A	N/A
Total Net Operating Expenses	1.09%	0.90%

7 Management fee of the Commodity Return Strategy Portfolio and the Credit Suisse Cayman Commodity Fund II, Ltd. (the “Subsidiary”).

G.	Performance and Asset Levels
   1.           Performance
The following charts compare the average annual total returns of the Substituted Portfolio and the Replacement Portfolio for the one-year, five-year, and ten-year (or since inception) periods ended December 31, 2010.

	Substituted Portfolio	Replacement Portfolio
	Credit Suisse Trust Commodity Return Strategy Portfolio	Prudential Fund Series Natural Resources Portfolio
Average Annual Total Return for One Year	+16.66%	+27.48%
Average Annual Total Return for Five Years	N/A	13.61%
Average Annual Total Return for Ten Years or, if less, Since Inception	2.98% (Date of Inception: February 28, 2006)	+20.25% (Date of Inception: April 28, 2005)

    2.           Asset Levels
 The following charts compare the levels of net assets (rounded to the nearest thousand) of the Substituted Portfolio and the Replacement Portfolio on December 31, 2010 and the prior five calendar years, as well as the levels of net assets of the Separate Accounts invested in the Substituted Portfolio for the same time period and the percentage of the Substituted Portfolio’s total net assets represented by the investments of the Separate Accounts.

	Substituted Portfolio			Replacement Portfolio
	Credit Suisse Trust Commodity Return Strategy Portfolio			Prudential Fund Series Natural Resources Portfolio Total net assets (in thousands)
	Total Separate Account assets invested in the Portfolio	% of Portfolio total net assets represented by Separate Account investment	Total net assets (in thousands)
On 12/31/2010	$1,671,571	1.34%	$124,550	$1,360.056
On 12/31/2009	$1,713,589	1.58%	$108,211	$1,079,600
On 12/31/2008	$424,299	0.61%	$69,919	$677,400
On 12/31/2007	$21,813	0.04%	$56,624	$1,669,900
On 12/31/2006	$287	0.0002%	$145,9078	$1,193,000
On 12/31/2005	N/A	N/A	N/A	$1,016,300

 8 For the period February 28, 2006 (commencement of operations) through December 31, 2006.

III.	SECTION 26(c) RELIEF

A.	Description of the Proposed Substitution Transaction

1.	Summary of Substitution

The Substitution proposed herein is part of an overall business goal of TC LIFE to make the Contracts more attractive to Contract owners and to assure a consistency in the range of overall investment options provided by the Contracts.  Pursuant to this goal, TC LIFE has engaged in a thorough review of the efficiencies and structures of all of the investment options it offers under the Contracts.  This review involved an evaluation of the investment objectives and strategies, asset sizes, expense ratios, investment performance, investment process, and investment teams responsible for the management of each investment option, with a view to past performance as well as future expectations.  Based on this evaluation, TC LIFE has determined that the Substituted Portfolio warrants replacement.
Accordingly, TC LIFE identified the Replacement Portfolio from among the existing subaccount options as a viable substitution candidate for the Substituted Portfolio.  As to the specific criteria considered in selecting the Replacement Portfolio, TC LIFE reviewed all of the underlying fund options with the goal of ensuring that Contract owners would be provided with investment options under their Contracts following the Substitution that are similar to the investment options under their Contracts before the Substitution.  Based in particular on a better performance record and lower total expenses of the Replacement Portfolio, TC LIFE believes that the adviser to the Replacement Portfolio is better able to offer the potential for consistent above-average performance for the Portfolio than is the adviser to the Substituted Portfolio.  The Replacement Portfolio also is considerably larger than the Substituted Portfolio, thus offering better economies of scale with a larger asset base over which to spread the various portfolio costs ultimately passed on to Contract owners.  As such, TC LIFE believes that effecting the Substitution will provide Contract owners with a Replacement Portfolio that has a comparable investment objective to the Substituted Portfolio but is, overall, less expensive, consistent with the desired asset class exposure, better positioned to provide consistent above-average performance, and with greater expectations for growth.  Moreover, TC LIFE maintains that the investment objective and policies of the Replacement Portfolio are sufficiently similar to those of the Substituted Portfolio so that Contract owners will have reasonable continuity in investment expectations.
Accordingly, the Applicants seek the Commission’s approval under Section 26(c) to engage in the substitution transaction described below.  Pursuant to its authority under the respective Contracts and the prospectuses describing the same, and subject to the approval of the Commission under Section 26(c) of the 1940 Act, TC LIFE proposes to substitute shares of the Commodity Return Strategy Portfolio of the Credit Suisse Trust for Class II Shares of the Natural Resources Portfolio of The Prudential Series Fund.
2.	Implementation
TC LIFE will effect the Substitution as soon as practicable following the issuance of the requested order as follows.  As of the effective date of the Substitution (the “Effective Date”), shares of the Substituted Portfolio will be redeemed for cash and that cash will be used to purchase shares of the Replacement Portfolio.  Redemption requests and purchase orders will be placed simultaneously so that contract values will remain fully invested at all times.  All redemptions of shares of the Substituted Portfolio and purchases of shares of the Replacement Portfolio will be effected in accordance with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder.  The Substitution will take place at relative net asset value as of the Effective Date with no change in the amount of any Contract owner’s contract value or death benefit or in the dollar value of his or her investments in any of the subaccounts.
Contract values attributable to investments in the Substituted Portfolio will be transferred to the Replacement Portfolio without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge.  Contract owners will not incur any additional fees or charges as a result of the Substitution, nor will their rights or TC LIFE’s obligations under the Contracts be altered in any way, and the Substitution will not change Contract owners’ insurance benefits under the Contracts. All expenses incurred in connection with the Substitution, including legal, accounting, transactional, and other fees and expenses, including brokerage commissions, will be paid by TC LIFE.  In addition, the Substitution will not impose any tax liability on Contract owners.  The Substitution will not cause the Contract fees and charges currently paid by existing Contract owners to be greater after the Substitution than before the Substitution.  TC LIFE will not exercise any right it may have under the Contracts to impose a transfer charge or restrictions on transfers under the Contracts for the period beginning on the date the initial application was filed with the Commission through at least thirty (30) days following the Effective Date for transfers of contract value from the subaccount investing in the Substituted Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to one or more other subaccount(s).9
The Applicants represent that they will not receive, for three years from the date of the Substitution, any direct or indirect benefits from the Replacement Portfolio, its advisors or

9  One exception to this would be restrictions that TIAA-CREF may impose to prevent or restrict “market timing” activities by Contract owners or their agents.

 underwriters (or their affiliates), in connection with assets attributable to Contracts affected by the Substitution, at a higher rate than Applicants have received from the Substituted Portfolio, its advisors or underwriters (or their affiliates), including without limitation Rule 12b-1 fees, shareholder service, administration, or other service fees, revenue sharing, or other arrangements in connection with such assets. Applicants represent that the Substitution and the selection of the Replacement Portfolio were not motivated by any financial consideration paid or to be paid to TC LIFE or its affiliates by the Replacement Portfolio, its advisors, underwriters, or their respective affiliates.
The procedures to be implemented are sufficient to assure that each Contract owner’s cash values immediately after the Substitution shall be equal to the cash value immediately before the Substitution.
Existing Contract owners as of the date the initial application was filed, and new Contract owners who have purchased or who will purchase a Contract subsequent to that date but prior to the Effective Date, have been or will be notified of the proposed Substitution by means of a prospectus or prospectus supplement for each of the Contracts (“Pre-Substitution Notice”).  The Pre-Substitution Notice:
▪	states that the Applicants filed the application to seek approval of the Substitution;

▪	sets forth the anticipated Effective Date;

▪	explains that contract values attributable to investments in the Substituted Portfolio would be transferred to the Replacement Portfolio on the Effective Date; and

▪	states that, from the date the initial application was filed with the Commission through the date thirty (30) days after the Substitution, Contract owners may transfer contract value from the subaccount investing in the Substituted Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to one or more other subaccount(s) without a transfer charge and without that transfer counting against their contractual transfer limitations.

Further, all Contract owners will have received a copy of the most recent prospectus for the Replacement Portfolio prior to the Substitution.
Finally, within five (5) days following the Substitution, Contract owners affected by the Substitution will be notified in writing that the Substitution was carried out.  This notice will restate the information set forth in the Pre-Substitution Notice, and will also explain that the contract values attributable to investments in the Substituted Portfolio were transferred to the Replacement Portfolio without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge.
B.	Legal Analysis in Support of Request for Order Pursuant to Section 26(c) of the 1940 Act
Section 26(c) of the 1940 Act (formerly, Section 26(b)) prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission.  Section 26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.
Section 26(c) was intended to provide for Commission scrutiny of proposed substitutions which could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.10  The section was designed to forestall the ability of a depositor to present holders of interest in a unit investment trust with situations in which a holder’s only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption.  For the reasons described below, the Applicants submit that the Substitution meets the standards set forth in Section 26(c) and that, if implemented, the Substitution would not raise any of the aforementioned concerns that Congress intended to address when the 1940 Act was amended to include this provision.  In addition, the Applicants submit that the proposed Substitution meets the standards that the Commission and its Staff have applied to substitutions that have been approved in the past.11
C.	Substituting the Replacement Portfolio for the Substituted Portfolio
The replacement of the Substituted Portfolio with the Replacement Portfolio is consistent with the protection of Contract owners and the purposes fairly intended by the policy and provisions of the 1940 Act and, thus, meets the standards necessary to support an order pursuant

10  House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

11  See, e.g., National Life Insurance Company, et. al., 1940 Act Rel. No. 29662 (Apr. 29, 2011) (Order), File No. 812-13806; American Family Life Insurance Company, et. al., 1940 Act Rel. No. 29656 (Apr. 21, 2011) (Order), File No. 812-13842; MetLife Insurance Company of Connecticut, et. al., 1940 Act Rel. No. 29570 (Jan. 24, 2011) (Order), File No. 812-13816; American United Life Insurance Company, et. al., 1940 Act Rel. No. 29545 (Dec. 29, 2010) (Order), File No. 812-13780; Nationwide Life Insurance Company, et. al., 1940 Act Rel. No. 29505 (Nov. 22, 2010) (Order), File No. 812-13648; AXA Equitable Life Insurance Company, et. al., 1940 Act Rel. No. 29372 (July 29, 2010) (Order), File No. 812-13686; MetLife Insurance Company of Connecticut, et. al., 1940 Act Rel. No. 29211 (April 20, 2010) (Order), File No. 812-13700; Integrity Life Insurance Company, et. al., 1940 Act Rel. No. 29204 (April 7, 2010) (Order), File No. 812-13690; Nationwide Life Insurance Company, et al., 1940 Act Rel. No. 28815 (July 8, 2009) (Order), File No. 812-13495; Metlife Insurance Company of Connecticut, et al., 1940 Act Rel. No. 28699 (April 20, 2009) (Order), File No. 812-13588; Sun Life Assurance Company of Canada (U.S.), et. al., 1940 Act Rel. No. 28607 (Jan. 22, 2009) (Order), File No. 812-13402; Allianz Life Insurance Company of North America, et al., 1940 Act Rel. No. 28521 (Nov. 25, 2008) (Order), File No. 812-13474; Allianz Life Insurance Company of North America, et al., 1940 Act Rel. No. 28384 (Sept. 19, 2008) (Order), File No. 812-13451; The Penn Mutual Life Insurance Company, et al., 1940 Act Rel. No. 28342 (July 25, 2008) (Order), File No. 812-13401.

to Section 26(c) of the 1940 Act.  The following sections compare the basic characteristics of the Replacement Portfolio and the Substituted Portfolio, demonstrating that the Substitution will provide Contract owners with similar investment vehicles.
1.	Comparison of Investment Objectives and Principal Investment Strategies
The investment objective and principal investment strategies of the Replacement Portfolio are substantially similar to those of the Substituted Portfolio.  The Commodity Return Strategy Portfolio seeks total return relative to the performance of the DJ-UBS Index, and the Natural Resources Portfolio seeks long-term growth of capital.  Applicants submit that these are substantially similar investment objectives and, while the Portfolios’ principal investment strategies are somewhat different, there is nonetheless a high correlation between the two sets of investment strategies.
The Commodity Return Strategy Portfolio is designed to achieve positive total return relative to the performance of the DJ-UBS Index by investing in commodity-linked derivative instruments and fixed income securities, whereas the Natural Resources Portfolio normally invests at least 80% of its net assets in common stocks and convertible securities of natural resource companies and securities that are related to the market value of some natural resource.   However, the companies in which the Natural Resources Portfolio invests derive the vast majority of their respective revenue from commodities.  In other words, the valuation of the companies in which the Natural Resources Portfolio invests move directly with the underlying commodities that represent these firms’ primary businesses.  As such, there is a high correlation between the Natural Resources Portfolio’s performance to the price changes in the DJ-UBS Index which underlies the Commodity Return Strategy Portfolio’s investment strategy.  This high correlation is demonstrated by comparing the performance of investments in natural resources companies (as measured by the S&P North American Natural Resources Index) and commodities (as measured by DJ-UBS Index), for which the correlation (as reported by Morningstar) exceeds 80% over both the trailing three-year and five-year periods.
Given the high correlation between the performance of the Natural Resources Portfolio and the Commodity Return Strategy Portfolio, the Applicants believe that the Natural Resources Portfolio is a suitable replacement for the Commodity Return Strategy Portfolio.  While the holdings of companies in which the Natural Resources Portfolio invests, with their resultant capital structures, tax exposures, and idiosyncratic risks, do not provide a perfect correlation to a spot commodities index, neither does a portfolio comprised of structured notes tied to commodities futures, with the associated roll return complexities posed by backwardation or contango to spot prices.  Accordingly, the Applicants believe that the close approximation of the Natural Resources Portfolio to the commodities sector exposure supports a determination that the Natural Resources Portfolio will provide Contract owners currently invested in the Commodity Return Strategy Portfolio an acceptable level of exposure to the commodities sector and is a reasonable substitution for the Commodity Return Strategy Portfolio.
2.	Comparison of Principal Investment Risks
Although not identical, the principal investment risks of the Natural Resources Portfolio are comparable to those of the Commodity Return Strategy Portfolio.  Both Portfolios use derivatives, exposing each Portfolio to a number of specific derivative-related risks such as the possibility that the counterparty to the transaction is unable to honor its financial obligation; using derivatives may also subject each Portfolio to other more general risks including commodity risk, correlation risk, liquidity risk, interest-rate risk, market risk, and credit risk.

Because both Portfolios may invest in foreign securities, they also are subject to increased risk relating to currency exchange rate fluctuations, price volatility, adverse political developments, etc.  Both Portfolios also are subject to market risk relating to increased and/or unpredictable fluctuations in the market value of the securities in which they invest, as well as to liquidity risk.  Finally, both the Natural Resources Portfolio and the Commodity Return Strategy Portfolio are non-diversified investment companies, and therefore may invest in fewer issuers and be more greatly affected by the performance of relatively few securities.
Further, the Applicants do not believe that overall the Natural Resources Portfolio is exposed to greater risk than the Commodity Return Strategy Portfolio, despite the fact that certain enumerated risks of the Natural Resources Portfolio are not explicitly detailed as principal investment risks in the prospectus for the Commodity Return Strategy Portfolio.  For example, the Applicants believe that the Commodity Return Strategy Portfolio, like the Natural Resources Portfolio, is subject to commodity price risk, expense risk, industry/sector risk, and valuation risk – all typical risks that are generally present for most portfolios that invest in the commodity and natural resources asset categories.  Moreover, the Natural Resources Portfolio is not subject to the specific derivative, tax, and focus risks the Commodity Return Strategy Portfolio is exposed to as a result of the latter’s primary investment in commodity-linked instruments.  Lastly, because the Commodity Return Strategy Portfolio invests in the Credit Suisse Cayman Commodity Fund II, Ltd., the Portfolio also is indirectly exposed to the risks associated with that portfolio’s investments.
3.	Comparison of Fees and Expenses
The investment management fee of the Natural Resources Portfolio is lower than that of the Commodity Return Strategy Portfolio, and each Portfolio imposes a 12b-1 fee of 0.25%.

Moreover, total operating expenses of the Natural Resources Portfolio were lower than those of the Commodity Return Strategy Portfolio as of December 31, 2010.
4.	Comparison of Performance and Asset Levels
The Natural Resources Portfolio outperformed the Commodity Return Strategy Portfolio for the one-year period ending December 31, 2010 and since inception.  In addition, the assets of the Natural Resources Portfolio have been consistently (and significantly) higher than those of the Commodity Return Strategy Portfolio as of December 31, 2010 and for each of the prior four calendar years.
D.	Request for an Order Pursuant to Section 26(c)
The Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitution.  The Applicants submit that, for all the reasons stated above, the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy of the Contracts and provisions of the 1940 Act.
IV.	COMMUNICATIONS
Please address all communications concerning this Application and Notice and Order to:
Ken Reitz, Associate General Counsel
TIAA-CREF Life Insurance Company
8500 Andrew Carnegie Boulevard
Charlotte, North Carolina  28262-8500

V.	CONDITIONS FOR APPROVAL OF SUBSTITUTION

For purposes of the approval sought pursuant to Section 26(c) of the 1940 Act, the Substitution described in this Application will not be completed unless all of the following conditions are met.

1.  The Commission shall have issued an order approving the Substitution under Section 26(c) of the 1940 Act as necessary to carry out the transactions described in this Application.
2.  Each Contract owner will have been sent (i) prior to the Effective Date, a copy of the effective prospectus for the Replacement Portfolio, (ii) prior to the Effective Date, a Pre-Substitution Notice describing the terms of the Substitution and the rights of the Contract owners in connection with the Substitution, and (iii) within five (5) days after the Substitution occurs, a notice informing Contract owners affected by the Substitution that the Substitution was carried out (this notice will restate the information set forth in the Pre-Substitution Notice, and also explain that the contract values attributable to investments in the Substituted Portfolio were transferred to the Replacement Portfolio without charge (including sales charges or surrender charges) and without counting toward the number of transfers that may be permitted without charge).
3.  The Applicants have satisfied themselves that (i) the Contracts allow the substitution of the Portfolios in the manner contemplated by the Substitution and related transactions described herein, (ii) the transactions can be consummated as described in this Application under applicable insurance laws, and (iii) any applicable regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the transaction.
The Applicants acknowledge that reliance on exemptive relief, if granted, depends upon compliance with all of the representations and conditions set forth in this Application.

VI.	PROCEDURAL MATTERS
1.  Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that written or oral communications regarding this Application should be directed to the individuals specified on the cover of this Application.
2.  The Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
3.  All requirements of the charter documents of the Applicants have been complied with in connection with the execution and filing of this Application, and the person signing the Application on behalf of each Applicant is fully authorized to do so.
4.  A Statement of Authorization and Verification required by Rule 0-2(d) under the 1940 Act with respect to the filing of this Application by the Applicants is attached hereto.
5.       Pursuant to Rule 0-2(c), the Resolutions authorizing the officers of the Applicants to sign and file the Application are incorporate herein by reference to as Exhibits A-1 through A-2 in the original Application filed on July 7, 2010.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, TIAA-CREF Life Insurance Company has caused this fourth amended and restated application to be duly signed on its behalf and on behalf of TIAA-CREF Life Separate Account VA-1 and TIAA-CREF Life Separate Account VLI-1 on the 6th day of May, 2011.

TIAA-CREF LIFE INSURANCE COMPANY

TIAA-CREF LIFE SEPARATE ACCOUNT VA-1
TIAA-CREF LIFE SEPARATE ACCOUNT VLI-1

By           /s/ Meredith Kornreich
Name:     Meredith Kornreich
Title:      General Counsel

STATEMENT OF AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and states that she has duly executed the attached Fourth Amended and Restated Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 dated May 6, 2011 for and on behalf of TIAA-CREF Life Insurance Company (“TC LIFE”) and its TIAA-CREF Life Separate Account VLI-1 and TIAA-CREF Life Separate Account VA-1; that she is the General Counsel of TC LIFE; and that all action by stockholders, directors, and other bodies necessary to authorize the deponent to execute and file such instrument has been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

TIAA-CREF LIFE INSURANCE COMPANY

By: /s/ Meredith Kornreich Meredith Kornreich General Counsel

Subscribed and sworn to before me, a notary public, this 6th day of May, 2011.
/s/ Arlene Jackson
Arlene Jackson
Notary Public – State of New York
ID No 01JA6120411
Qualified in Bronx County
Certificate Filed in New York County
Commission Expires Dec 20, 2012